

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Paul Carbone
Chief Financial Officer
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, TX 78735

>   **Re: YETI Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended January 1, 2022**
>   **Filed February 28, 2002**
>   **File No. 001-38713**

Dear Mr. Carbone:

　　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing